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                              January 23, 2024

       Bihua Chen
       Chief Executive Officer
       Helix Acquisition Corp. II
       200 Clarendon Street, 52nd Floor
       Boston, MA 02116

                                                        Re: Helix Acquisition
Corp. II
                                                            Registration
Statement on Form S-1
                                                            Filed January 18,
2024
                                                            File No. 333-276591

       Dear Bihua Chen:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2024 letter.

       Registration Statement on Form S-1 filed January 18, 2024

       We may issue our shares to investors in connection with our initial business combination ....,
       page 47

   1. We partially reissue prior comment 1. Please disclose that the agreements are intended to ensure a return on
investment to the investor in return for funds facilitating the sponsor   s
                                                        completion of the
business combination or providing sufficient liquidity. Additionally, please also disclose
that these arrangements result in costs particular to the de-SPAC process that would not
be anticipated in a traditional IPO. Lastly, please provide
                                                        additional disclosure
of the resultant risks to investors.
 Bihua Chen
FirstName  LastNameBihua
Helix Acquisition Corp. II Chen
Comapany
January 23,NameHelix
            2024      Acquisition Corp. II
January
Page 2 23, 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E.
Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Joel Rubinstein